UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number:  001-31565

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Flagstar Financial, Inc. Employee Savings Plan
(formerly known as the New York Community Bancorp, Inc. Employee Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flagstar Financial, Inc.
102 Duffy Avenue
Hicksville, NY  11801

REQUIRED INFORMATION

1.	Financial Statements.

2.	Supplemental Schedules.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2024

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2024

3.	Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2024 and 2023

(With Report of Independent Registered Public Accounting Firm)

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

* Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Flagstar Financial, Inc. Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Flagstar Financial, Inc. Employee Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the years ended December 31, 2024 and 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2001.

New York, New York
June 27, 2025

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2024 and 2023

	2024	2023
Assets:
Investments at Fair Value (Note 3):
Mutual funds	$296,701,282	$104,932,937
Common stock fund of employer	45,756,216	174,226,240
Collective trust funds	554,007,441	34,680,193
Money market fund	1,004,706	-
Total investments	897,469,645	313,839,370

Receivables:
Notes receivable from participants	20,287,201	12,268,114
Contributions receivable	-	1,673,372
Due from broker (Note 1)	405	217,123,840
Total receivables	20,287,606	231,065,326

Non-interest-bearing cash	-	95

Total assets	$917,757,251	$544,904,791

Liabilities:

Due to broker	$-	$44,859
Net assets available for plan benefits	$917,757,251	$544,859,932

See accompanying notes to financial statements.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2024 and 2023

	2024	2023
Additions (deductions) to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(765,653)	$63,770,981
Interest and dividends on investments and cash balances	12,483,497	19,400,645
Total investment income	11,717,844	83,171,626

Interest on notes receivable from participants	1,418,206	437,894

Contributions:
Participant contributions	64,964,347	24,317,988
Employer contributions	26,392,709	9,632,477
Rollover contributions	16,173,037	106,519,469
Total contributions	107,530,093	140,469,934
Total additions	120,666,143	224,079,454

Deductions from net assets attributed to:
Benefits paid to participants	172,717,608	47,147,983
Dividends paid to participants	479,613	5,348,773
Administrative expenses	570,125	571,073
Total deductions	173,767,346	53,067,829

Net (decrease) increase	(53,101,203)	171,011,625

Transfer of assets into the Plan (Note 1)	425,998,522	-

Net assets available for plan benefits at:

Beginning of year	544,859,932	373,848,307

End of year	$917,757,251	$544,859,932

See accompanying notes to financial statements.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023

(1)	Description of the Plan

The following brief description of the Flagstar Financial, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Effective October 28, 2024, New York Community Bancorp Inc.  changed its name and trading symbol to Flagstar Financial, Inc. and “FLG” and at the same time, the name of the Plan was changed to Flagstar Financial, Inc. Employee Savings Plan.

(a)	General
The Plan is a defined contribution plan sponsored by Flagstar Financial, Inc. (the “Bank” or “Plan Sponsor” or “Employer”). The Plan is administered by Empower Retirement LLC.

The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of all participants are held in the Plan and are collectively invested and reinvested by Empower Trust Company LLC (the “Trustee”).

Effective January 1, 2024, in connection with the acquisition of Flagstar Bank, N.A. by the Bank, the following entities became subsidiaries of the Bank and all employees of the subsidiaries became eligible to participate in the Plan: Flagstar Financial & Leasing, LLC; Flagstar Public Funding Corp., Flagstar Advisors, Inc., and Flagstar Bank, N.A., which were participants in the Flagstar 401(k) Plan.  In 2024, all net assets available for plan benefits from the Flagstar Bank 401(k) plan were transferred to the Plan.

Effective January 1, 2024, amendments to the Plan include the following: appointment of Empower Trust Company LLC (“Empower”) as successor trustee to Pentegra Trust Company (“PTC”, “Plan Administrator”); the appointment of Pentegra Services, Inc. as the 3(16) Plan Administrator in accordance with the Defined Contribution Fiduciary Service Agreement Institutional 3(16) Services Package; the transfer of the Flagstar Bank 401(k) Plan with and into the Plan (“Flagstar Merger”); and the engagement of CAPTRUST Financial Advisors as an investment advisor to the Plan.

In connection with the Bank’s assumption of certain assets, deposits and other liabilities of Signature Bridge Bank on March 20, 2023 (the “Signature Acquisition”), certain participants in the former Signature Bank Employee 401K Plan (the “Signature Plan”) became employees of the Bank and, effective July 17, 2023, became eligible to enroll in the Plan. Upon termination of the Signature Plan, the Signature Plan participants who are now employees of the Bank, were eligible to roll over their existing Signature Plan accounts balances to the Plan, including any outstanding Signature Plan loans.

(b)	Eligibility
Effective January 1, 2023, there is no longer a minimum age requirement or period of eligible service requirement to be eligible to participate in the Plan.  Additionally, effective January 1, 2024, employees compensated on an hourly basis are eligible to participate in the Plan.

(c)	Contributions
Employee Contributions
Effective January 1, 2024, Participants may authorize the Bank to contribute to the Plan each pay period 1% to 60% of their pre-tax compensation (Before-Tax Contributions), Roth after-tax compensation (Roth Contributions) or a specific dollar value, subject to the maximum dollar limitations of the Internal Revenue Code ("IRC").  Prior to January 1, 2024, the maximum contribution amount Participants could reduce their pre-tax compensation each pay period by was up to 100%.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023
Safe Harbor Matching Contributions
The Bank matches a portion of employee contributions up to a max of 5% of eligible pay. For the first 3% of eligible pay, the Plan will match 100% of such amount. For the next 2% of eligible pay the Plan will match 50% of such amount.  In 2024 and 2023, the Bank contributed $26.4 million and $9.6 million, respectively, in matching contributions.

Employer Discretionary Contributions
The Employer may also make Discretionary Employer Contributions. No such contributions were made in 2024 or 2023.

(d)	Investment Options
Participants are allowed to invest in one or more of the investment options. Participants may, at any time, change their investment elections or transfer between different investment options. As of December 31, 2024, and 2023, the Plan's investments consisted of mutual funds, money market funds, common stock of Flagstar Financial, Inc., and collective trust funds.

(e)	Participant Accounts
Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant directed salary deductions, employer contributions (if any), and Plan earnings and losses. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. Each participant account was charged an administrative fee of $39 per year during 2024 by Empower. In 2023, an administrative fee of 0.19% (19 basis points) was charged by PTC on assets held in all funds other than the investment funds of the stock fund.  The administrative fee is included in administrative expenses on the Statements of Changes in Net Assets Available for Plan Benefits.

(f)	Vesting
Participants are fully vested in their contribution accounts. The employer safe harbor matching contributions are also fully vested and nonforfeitable at all times.

Participants previously within the Flagstar Bank 401(k) Plan with matching contributions made on their behalf prior to January 1, 2024 (“Flagstar Pre 2023 Matching Contributions”) generally become vested after having been employed by the Bank based on the following schedule:

Years of Service:	Percent Vested:
Less than 1 year	0%
1 year but less than 2	33%
2 years but less than 3	66%
3 or more years	100%

If participants are not fully vested and leave the Bank for any reason other than retirement, disability, or death, the unvested portion of the Flagstar Pre 2023 Matching Contributions and related earnings will be forfeited.

Forfeitures may be used to fund plan expenses or for reduction of future Employer contributions. Forfeitures applied to reduce employer match contributions were $620,318 during 2024.  No forfeitures were used during 2023.  At December 31, 2024 and 2023, there were $171,172 and $0 unused forfeitures that were available.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023
(g)	Notes Receivable from Participants
Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within a five-year period, except if the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan. The interest rates on participant loans ranged from 2.25% to 9.50% and 2.25% to 9.00% at December 31, 2024 and December 31, 2023, respectively, with maturities up to 30 years.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Loan default distributions will be treated as taxable income to the participant in the year of default.

(h)	Payment of Benefits
Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends.  For the years ended December 31, 2024 and 2023, common stock dividends of $479,613 and $5,348,773, respectively, were paid to Plan participants.

(i)	Due from Broker
Effective January 1, 2024, the Plan Document was amended and restated to appoint Empower Trust Company, LLC as successor trustee to PTC.  On December 29, 2023, $217,123,840 assets of the Plan were transferred out of PTC, which were received by Empower in January 2024.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Money market, mutual funds and common stock and the collective trust funds are valued using quoted market prices from national exchanges and/or inputs derived principally from or corroborated by observable market data. Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Investment income is recorded on the accrual basis.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023
(d)	Notes Receivable from Participants
Notes receivable from participants are equal to the outstanding principal balances plus accrued interest.

(e)	Contributions
Contributions to the Plan from participants and, when applicable from the Bank, are recorded in the period the payroll deductions are made from Plan participants.

(f)	Payment of Benefits
Benefits to participants or their beneficiaries are recorded when paid.

(g)	Administrative Expenses
Administrative fees are charged to the Plan. All other administrative expenses of the Plan are paid by the Bank. Expenses directly related to the managing of the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

(3)	Investments

Investments held by the Plan are reported at fair value.

U.S. GAAP sets forth a definition of fair value, establishes a consistent framework for measuring fair value, and requires disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. U.S. GAAP also clarifies that fair value is an “exit” price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is thus a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•
Level 3 – Inputs to the valuation methodology are significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants use in pricing an asset or liability.

A financial instrument’s categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023
The following tables present the Plan's fair value hierarchy for those investments measured at fair value as of December 31, 2024, and 2023:

		Fair value measurements at December 31, 2024 using
Description	Assets measured at fair value at Dec. 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Mutual Funds	$296,701,282	$296,701,282	$-	$-
Common Stock	45,756,216	45,756,216	-	-
Collective Trust Funds	554,007,441	-	554,007,441	-
Money Market Fund	1,004,706	1,004,706	-	-
Total investments at fair value	$897,469,645	$343,462,204	$554,007,441	$-

		Fair value measurements at December 31, 2023 using
Description	Assets measured at fair value at Dec. 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Mutual Funds	$104,932,937	$104,932,937	$-	$-
Common Stock	174,226,240	174,226,240	-	-
Collective Trust Fund: Reliance MetLife Stable Value Fund	34,680,193	-	34,680,193	-
Total investments at fair value	$313,839,370	$279,159,272	$34,680,193	$-

The methods described above may produce a fair value that may not be indicative of the net realizable value or future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There were no transfers between levels for the year ended December 31, 2024.

(4)	Risks and Uncertainties

The Plan offers a number of investment options including common stock of Flagstar Financial, Inc. and a variety of investment funds, some of which are mutual funds, collective trust funds and money market funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023
The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the employer, which invests in a single security, the common stock of Flagstar Financial, Inc.

At December 31, 2024 and 2023, approximately 5% and 32%, respectively, of the Plan's net assets were invested in the common stock fund of the employer.  The underlying value of the common stock is entirely dependent upon the performance of the employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Flagstar Financial, Inc. common stock in the near term could materially affect participants account balances.

(5)	Related Party Transactions (Parties-in-Interest)

Empower Retirement, LLC. is the record-keeper for the Plan. Empower Trust Company LLC is the trustee and custodian of the Plan for the year ended December 31, 2024, and Pentegra Trust Company was the trustee and Reliance Trust Company was the custodian of the Plan for the year ended December 31, 2023. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest transactions.

Mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

CAPTRUST Financial Advisors is engaged as an investment advisor to the Plan.

KPMG LLP, the auditor of the Plan’s financial statements, is also a party-in-interest as defined by ERISA.

(6)	Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated October 22, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirement of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2024 and 2023
(7)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants become 100% vested in all employer contributions.

(8)	Non-exempt Transactions

During the 2024 Plan year, employee withholdings totaling $4,778 were not remitted to the Plan within the appropriate time period by the Bank. These transactions constitute prohibited transactions as defined by ERISA.  The Bank remitted the withholding in January and February 2025 with lost earnings.

(9)	Subsequent Events

The Plan evaluated subsequent events through June 27, 2025, the date on which the financial statements were issued. There have been no events that have occurred that would require adjustment to or disclosure in the financial statements.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024

Identity of issue	Description of investment	Number of shares/units	Current value

Common stock of employer:
*Flagstar Financial, Inc.	Common stock	4,904,203	$45,756,216

Money Market funds:
Dreyfus	GOVERNMENT CASH MGMT INSTL		1,004,706

Mutual funds:
JPMorgan	EQUITY INCOME R6	1,322,994	31,672,476
MFS	NEW DISCOVERY VALUE R6	316,295	5,781,873
PGIM	TOTAL RETURN BOND R6	1,092,418	12,934,230
Principal	SMALLCAP GROWTH I R6	397,981	5,929,918
T. Rowe	PRICE OVERSEAS STOCK I	191,387	2,398,084
Vanguard	INSTITUTIONAL INDEX FUND	246,064	117,839,968
Vanguard	MID CAP INDEX I	626,539	45,242,371
Vanguard	SMALL CAP INDEX I	222,074	25,571,767
Vanguard	TOTAL BOND MARKET INDEX INST	2,389,190	22,649,517
Vanguard	TOTAL INTL STOCK INDEX INSTL	122,119	15,474,923
Victory	SYCAMORE ESTABLISHED VALUE R6	243,665	11,206,155
	Subtotal Mutual Funds		296,701,282

Collective trust funds:
Fidelity	FREEDOM 2010 CMGLD POOL D	79,399	950,404
Fidelity	FREEDOM 2015 CMGLD POOL D	72,694	897,774
Fidelity	FREEDOM 2020 CMGLD POOL D	920,823	11,712,869
Fidelity	FREEDOM 2025 CMGLD POOL D	2,746,687	35,816,801
Fidelity	FREEDOM 2030 CMGLD POOL D	4,157,383	55,708,932
Fidelity	FREEDOM 2035 CMGLD POOL D	4,601,961	64,749,597
Fidelity	FREEDOM 2040 CMGLD POOL D	3,525,465	52,141,622
Fidelity	FREEDOM 2045 CMGLD POOL D	3,232,300	48,419,859
Fidelity	FREEDOM 2050 CMGLD POOL D	2,740,510	41,052,840
Fidelity	FREEDOM 2055 CMGLD POOL D	1,872,316	28,047,296
Fidelity	FREEDOM 2060 CMGLD POOL D	971,016	14,545,816
Fidelity	FREEDOM 2065 CMGLD POOL D	297,965	4,463,510
Fidelity	FREEDOM INC CMGLD POOL D	901,853	10,452,480
Fidelity	GROWTH COMPY COMMINGLED PL	1,921,126	135,900,469
MFS	MID CAP GROWTH FUND CT	85,628	1,445,728
Reliance MetLife	GAC SERIES 25053 CL M	428,123	47,701,444
	Subtotal Collective Trust Funds		554,007,441

Participant loans:
*Participant loans	3,197 loans to participants with interest rates of 2.25% to 9.50% with maturities up to 30 years		20,287,201

			$917,756,846

*Parties-in-interest as defined by ERISA.
See accompanying Report of Independent Registered Public Accounting Firm.

FLAGSTAR FINANCIAL, INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
 For the year ended December 31, 2024

Participant contributions transferred late to Plan	Total that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP (a)	Contributions pending correction in VFCP
$4,778 for the 2024 Plan year	$-	$4,778	$-	$-

(a)
During 2025, management identified late remittances of $4,778 for the Plan year 2024. $4,778 was remitted to the Plan in 2025 along with lost earnings.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2025	Flagstar Financial, Inc. Employee Savings Plan

	By:	/s/ Joanne Strucker
Joanne Strucker
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – KPMG LLP